EXHIBIT 99.1

Addex and the SIB Swiss Institute of Bioinformatics Receive Innosuisse Grant to Repurpose Potent Dopamine Antagonist Using Computational Modelling

 ADX10061 Previously Demonstrated Favorable Safety and Tolerability in Clinical Studies

Geneva, Switzerland, August 27, 2020 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, and the SIB Swiss Institute of Bioinformatics (SIB) today announced that they have been awarded a CHF600K Innosuisse grant to apply computational approaches developed by SIB to identify new therapeutic indications for ADX10061, a potent and selective dopamine D1 receptor antagonist. Dopamine is a major neurotransmitter in the central nervous system and D1 receptors are believed to play an important role in the control of diverse aspects of brain function, including cognition, motivation, motricity, sleep, and memory.

“The diversity of D1-dopaminergic systems in the body and availability of promising clinical and pre-clinical study data is a strong basis to successfully apply advanced computational approaches, such as those developed by SIB, to identify new therapeutic opportunities for ADX10061,” said Robert Lütjens, PhD, Head of Discovery Biology at Addex. “We believe SIB’s proprietary approaches, including artificial intelligence, deep learning techniques and molecular modelling have the potential to generate testable hypotheses for new therapeutic effects of ADX10061.”

“The Addex molecule, ADX10061, provides a perfect opportunity to deploy the advanced computational technologies developed at the SIB to explore further its biological properties and discover additional potential therapeutic indications,” said Christine Durinx, PhD, SIB Executive Director. “Our multidisciplinary team of data scientists are excited to have the opportunity to work with Addex on this Innosuisse funded project.”

“This Innosuisse funded SIB collaboration is another example of our strategy to access technologies through collaborative approaches to advance our portfolio for the benefit of both patients and shareholders,” said Tim Dyer, CEO of Addex. “We are honoured to have the opportunity to work with the SIB team and believe they have the skills and expertise to identify new potential therapeutic opportunities for ADX10061.”

About D1 Antagonists
The D1 subtype is the most abundant form of dopamine receptor in the body and is ubiquitous throughout the central nervous system. Non-human primate studies have shown the D1 receptor to be vital in attention and other executive processes and due to its presence in sub-cortical regions, it may play a role in reward, addiction and mood. Many typical and atypical antipsychotic agents act as D1 antagonists in addition to their effect on the D2 receptor. This lack of specificity for compounds targeting the D1 recepter has meant that no specific D1 antagonist has been approved for clinical use.

About SIB
The SIB Swiss Institute of Bioinformatics is an academic not-for-profit organization whose mission is to lead and coordinate the field of bioinformatics in Switzerland. Its data science experts join forces to advance biological and medical research and enhance health. SIB (i) provides the national and international life science community with a state-of-the-art bioinformatics infrastructure, including services, resources, expertise; and (ii) federates world-class researchers and delivers training in bioinformatics. The institute includes some 80 world-class research and service groups including 800 scientists in the fields of genomics, proteomics, evolution and phylogeny, systems biology, structural biology, text mining and machine learning and personalized health.

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is scheduled to enter a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). In parallel, dipraglurant's therapeutic use in dystonia is being investigated in preclinical models. Addex's second clinical program ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with our partner Janssen Pharmaceuticals, Inc., is scheduled to enter a Phase 2a proof of concept clinical study for the treatment of epilepsy. In addition, Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements
Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Company's shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.